

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2020

Zeshu Dai
Chief Executive Officer
China Xiangtai Food Co., Ltd.
c/o Chongqing Penglin Food Co., Ltd.
Xinganxian Plaxa
Building B, Suite 19-1
Lianglukou, Yuzhong District 400800
Chongqing, People's Republic of China

     Re: China Xiangtai Food Co., Ltd.
        Registration Statement on Form F-1
        Filed December 19, 2019
        File No. 333-235599

Dear Mr. Dai:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

     Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing